UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Candel Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

137404109

(CUSIP Number)

Paul B. Manning

c/o PBM Capital Group, LLC

200 Garrett Street, Suite S

Charlottesville, VA 22902

(434) 980-8100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Paul B. Manning
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,965,812[1]
	8	SHARED VOTING POWER: 1,107,504[2]
	9	SOLE DISPOSITIVE POWER: 2,965,812[1]
	10	SHARED DISPOSITIVE POWER: 1,107,504[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,073,316[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.6%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
1	Consists of: (i) 1,681,000 shares of the Issuer’s common stock held by Paul and Diane Manning, JTWROS; (ii) 642,406 shares of the Issuer’s common stock held by The Paul B. Manning Revocable Trust dated May 10, 2000; and (iii) 642,406 shares of common stock issuable upon the exercise of a warrant within 60 days of December 31, 2021 held by The Paul B. Manning Revocable Trust dated May 10, 2000.
2	Consists of: (i) 553,752 shares of the Issuer’s common stock held by BKB Growth Investments, LLC; and (ii) 553,752 shares of common stock issuable upon the exercise of a warrant within 60 days of December 31, 2021 held by BKB Growth Investments, LLC.
3	Consists of: (i) 1,681,000 shares of the Issuer’s common stock held by Paul and Diane Manning, JTWROS; (ii) 642,406 shares of the Issuer’s common stock held by The Paul B. Manning Revocable Trust dated May 10, 2000; (iii) 642,406 shares of common stock issuable upon the exercise of a warrant within 60 days of December 31, 2021 held by The Paul B. Manning Revocable Trust dated May 10, 2000; (iv) 553,752 shares of the Issuer’s common stock held by BKB Growth Investments, LLC; and (v) 553,752 shares of common stock issuable upon the exercise of a warrant within 60 days of December 31, 2021 held by BKB Growth Investments, LLC.
4	This percentage is calculated based upon 28,689,842 shares of the Issuer’s common stock outstanding as of November 11, 2021, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

1	NAMES OF REPORTING PERSONS: The Paul B. Manning Revocable Trust dated May 10, 2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,284,812[5]
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,284,812[5]
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,284,812[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.4%[6]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO
5	Consists of: (i) 642,406 shares of the Issuer’s common stock and (ii) 642,406 shares of common stock issuable upon the exercise of a warrant within 60 days of December 31, 2021.
6	This percentage is calculated based upon 28,689,842 shares of the Issuer’s common stock outstanding as of November 11, 2021, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

1	NAMES OF REPORTING PERSONS: BKB Growth Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,107,504[7]
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,107,504[7]
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,107,504[7]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.8%[8]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO
7	Consists of: 553,752 shares of the Issuer’s common stock and (ii) 553,752 shares of common stock issuable upon the exercise of a warrant within 60 days of December 31, 2021.
8	This percentage is calculated based upon 28,689,842 shares of the Issuer’s common stock outstanding as of November 11, 2021, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

 INTRODUCTION

The following the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by Paul B. Manning, The Paul B. Manning Revocable Trust dated May 10, 2000 and BKB Growth Investments, LLC.

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is common stock, par value $0.01 per share (the “Common Stock”) of Candel Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 117 Kendrick St., Suite 450, Needham, MA 02494.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by (i) Paul B. Manning (“Mr. Manning”), (ii) The Paul B. Manning Revocable Trust dated May 10, 2000, a trust governed under the laws of the Commonwealth of Virginia (the “Trust”) and (iii) BKB Growth Investments, LLC, a Delaware Limited Liability Company (“BKB” and together with Mr. Manning and Trust, the "Reporting Persons”).
(b)	The address of the principal place of business of each of the Reporting Persons is c/o Candel Therapeutics, Inc., 117 Kendrick St., Suite 450, Needham, MA 02494.
(c)	The principal purpose and occupation of Mr. Manning is chief executive officer of PBM Capital Group, LLC, a private equity investment firm. The principal business of the Trust is estate planning for Mr. Manning. The principal purpose of BKB is private investments.
(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Manning is a citizen of the United States. The Trust is a trust governed under the laws of the Commonwealth of Virginia. BKB is a Delaware Limited Liability Company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 4,073,316 shares of Common Stock, consisting of (i) 1,681,000 shares of the Issuer’s common stock held by Paul and Diane Manning, JTWROS, (ii) 642,406 shares of the Issuer’s common stock held by the Trust, (iii) 642,406 shares of common stock issuable upon the exercise of a warrant within 60 days of December 31, 2021 held by the Trust, (iv) 553,752 shares of the Issuer’s common stock held by BKB and (v) 553,752 shares of common stock issuable upon the exercise of a warrant within 60 days of December 31, 2021 held by BKB. The Trust and BKB purchased 642,406 shares and 553,752 shares, respectively, pursuant to the Series B Preferred Stock financing in November 2018 for an aggregate purchase price of $8.4 million. The Trust and BKB also acquired warrants to purchase 642,406 shares and 553,752 shares, respectively, which have an exercise price of $6.81 per share. Paul and Diane Manning, JTWROS purchased 1,625,000 shares in the Issuer’s initial public offering, which closed on July 29, 2021, for an aggregate purchase price of $13.0 million. Paul and Diane Manning, JTWROS purchased 36,000 shares and 20,000 shares in the open market on July 27, 2021 and July 29, 2021, respectively, for an aggregate purchase price of $410 thousand.

The funds used by the Trust and BKB to acquire the securities described above were obtained from capital contributions from the respective entity’s members.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Stock for investment purposes. Except as set forth herein and except that the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Mr. Manning has served on the board of directors of the Issuer since November 2018. As a director of the Issuer, Mr. Manning may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)(b)	As of the date hereof, the Trust is the record owner of (i) 642,406 shares of the Issuer’s common stock and (ii) 642,406 shares of common stock issuable upon the exercise of a warrant within 60 days of December 31, 2021. Mr. Manning is the Trustee of the Trust and has sole voting and dispositive power over the shares.

As of the date hereof, BKB is the record owner of (i) 553,752 shares of the Issuer’s common stock and (ii) 553,752 shares of common stock issuable upon the exercise of a warrant within 60 days of December 31, 2021. Mr. Manning is a co-manager of the manager of BKB and has shared voting and dispositive power over the shares.

Each of Mr. Manning, the Trust and BKB may be deemed to beneficially own 5.9%, 4.3% and 3.8%, respectively, of the Issuer’s outstanding Common Stock, which percentages are calculated based upon 28,689,842 shares of the Issuer’s common stock outstanding as of November 11, 2021, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

Collectively, the Reporting Persons beneficially own an aggregate of 4,073,316 shares of Common Stock, which represents 13.6% of the Issuer's outstanding Common Stock.

(c)	Except as described herein, none of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.

(d)	Except as described herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Amended and Restated Investors’ Rights Agreement

Each of the Trust and BKB is party to that certain Second Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”) by and among the Issuer and certain of its stockholders, dated as of March 19, 2019, which provides the holders of registrable securities with demand, piggyback and S-3 registration rights. Under the terms of the Investors’ Rights Agreement, holders of registrable securities will have equivalent registration rights with respect to any additional shares of Common Stock acquired by these holders.

The demand, piggyback and Form S-3 registration rights will terminate on the earliest to occur of (i) a deemed liquidation event, as defined in the Issuer’s amended and restated certificate of incorporation (as in effect prior to the completion of this offering) or certain other events constituting a sale of the Issuer, (ii) at such time after the Issuer’s initial public offering when all registrable securities could be sold under Rule 144 of the Securities Act or a similar exemption without limitation during a three-month period without registration or (iii) the fifth anniversary of the Issuer’s initial public offering.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investors’ Rights Agreement, which is attached hereto as Exhibit B and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

A.	Agreement regarding filing of joint Schedule 13D.
B.	Second Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders dated March 19, 2019 (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form S-1 (File No. 333-257444) of the Issuer, filed with the SEC on June 25, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

By:	/s/ Paul B. Manning
Name: Paul B. Manning

THE PAUL B. MANNING REVOCABLE TRUST DATED MAY 10, 2000

By:	/s/ Paul B. Manning
Name: Paul B. Manning
Title: Trustee

BKB GROWTH INVESTMENTS, LLC

By:	/s/ Paul B. Manning
Name: Paul B. Manning
Title: Manager

By:	/s/ Bradford Manning
Name: Bradford Manning
Title: Manager